EXHIBIT X
RECENT DEVELOPMENTS
     The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2005 on Form 18-K filed with the SEC on September 29, 2006, as amended by Amendment No. 4 to the Annual Report for 2005 on Form 18-K/A filed with the SEC on February 23, 2007. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2005, as amended by Amendment No. 4, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2005.
      GENERAL
     On October 9, 2006 an IMF mission arrived in the Republic and started the program review discussions under a stand-by arrangement for 2005-2008 (the “2005-2008 Stand-By-Arrangement”), which was implemented to support the Republic’s economic and financial program through May 2008. The 2005-2008 Stand-By-Arrangement provides for international lending in the amount of SDR1 6.66 billion (approximately $10 billion as of May 11, 2005). On October 23, 2006, it was announced that the IMF mission had concluded its discussions related to the fifth review of the 2005-2008 Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on November 27, 2006. The fifth review was approved by the IMF Executive Board on December 13, 2006 and thereafter an amount equivalent to SDR749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to the Republic. On March 1, 2007, an IMF mission arrived in the Republic for consultations under Article IV of the IMF Articles of Agreement (“2007 Article IV Consultation”) and to commence the sixth review under Turkey’s Stand-By-Arrangement. On March 9, 2007, the IMF announced that it had concluded its discussions related to the 2007 Article IV Consultation. Discussions on the sixth review were adjourned on March 20, 2007, as more technical work was needed to develop further measures to secure the contribution of state enterprises to the program’s fiscal targets. Once the Republic identified necessary additional spending measures and structural policies to strengthen the financial performance of state enterprises, the IMF announced on April 12, 2007 that it had concluded its discussions on the sixth review under Turkey’s Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on May 1, 2007. The sixth review was approved by the IMF Executive Board on May 18, 2007 and thereafter an amount equivalent to SDR 749.5 million (approximately $1.1 billion, as of May 15, 2007) was made available for release to the Republic.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy (“CAS”) to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The CAS initially envisaged a World Bank lending program in an amount up to $4.5 billion. On December 2, 2005, it was announced that the Republic and the World Bank agreed to a one-year extension of the CAS program, which increased the total size of World Bank lending to the Republic to $6.5 billion for the 2003-2007 period. In fiscal years 2004 to 2007, (the fiscal year for the World Bank begins July 1 and ends June 30), the World Bank committed $1.59 billion, $1.80 billion, $1.35 billion, and $1.36 billion respectively as program and project loans.
     On June 17, 2004, the Board of Directors of the World Bank approved the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion aiming to provide support to the Republic’s financial and public sector reform program while ensuring that social programs are

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.54786 on September 20, 2007.

adequately funded. The first tranche of this loan, amounting to $500 million, was disbursed on July 5, 2004 and the second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included the enactment of the Agriculture Law (Law No. 5488); preparation of the strategic plan for the Banking Regulation and Supervision Agency (BRSA) and the institutional development plan of the SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of a plan for the privatization Halkbank; and finalization of the Vakifbank privatization. On July 29, 2006, the Board of Directors of the World Bank approved the Programmatic Public Sector Development Policy Loan (“PPDPL”) in the amount of $500 million This loan supported Turkey’s public sector reform efforts in the areas of social security and social assistance, public finance and expenditure management and public administration and governance. In 2007, the World Bank supported economic policies through the Competitiveness and Employment Development Policy Loan (“CEDPL”) of $500 million in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     On January 23, 2006 Standard & Poor’s outlook for its BB- rating for the Republic was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised its outlook for the Republic’s BB- rating from positive to stable. On December 14, 2005, Moody’s upgraded The Republic’s rating from B1 (positive outlook) to Ba3 (stable outlook). On January 13, 2005, Fitch Ratings revised the Republic’s rating from B+ (positive outlook) to BB- (stable outlook) and on December 6, 2005, revised its outlook for the Republic’s BB- rating from stable to positive. On May 10, 2007, Fitch Ratings revised its outlook for the Republic’s BB- rating from positive to stable.
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083 (No. 25363), a new currency, known as New Turkish Lira or TRY, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = TRY1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. On April 4, 2007, the Council of Ministers determined that the word “new” will be eliminated from the name “New Turkish Lira” on and from January 1, 2009 and the currency of the Republic will again be called Turkish Lira. The Council of Ministers Decree was published in the Official Gazette dated May 5, 2007 (No. 26513).
     On November 30, 2006, the High Planning Board of Turkey approved the Pre-Accession Economic Program for the 2007- 2009 period. The main goals of the program are, among other things, to sustain the Republic’s current growth performance and continue the convergence process of per capita income to the EU average, ensure price stability, further decrease the ratios of public debt stock and the public deficit to GDP to be able to meet the Maastricht criteria and to continue the structural reform process.
     On December 15, 2006, the Constitutional Court cancelled some of the articles of the Social Insurance and General Health Insurance Law (Law No. 5510) and on December 22, 2006, the Government announced that the implementation of the Law was postponed until July 1, 2007. The objections of the Court included aspects of the pension reform pertaining to civil servants, changes in the valorization formulas for all workers (updating the past contributions using the index); and the introduction of medical copayments for civil servants. Although the implementation of the Law had been postponed until July 1, 2007, work is still continuing to formulate solutions that preserve the main objectives of the Law while meeting the Constitutional Court’s objections. In this regard, a white paper describing the main objectives of the Law and alternatives for new pension parameters is expected to be announced shortly. This revised legislation is intended to be submitted to the parliament soon after opening of the new parliamentary session and is intended to become effective within six months of its submission to parliament.
     The social security system has recorded an increasing deficit in recent years. Social Security Institutions (“SSIs”) realized a deficit of 3.7% of GNP in 2002, 3.8% of GNP in 2003, 3.8% of GNP in 2004 and 4.1% of GNP in 2005. For 2006, the estimated deficit is 3.2% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The Assembly approved the Law regarding the Housing Finance System (the “Housing Finance Law”) (Law No. 5582) on February 21, 2007. Law No. 5582 was approved by President Sezer and published in the Official Gazette on March 6, 2007. The Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance markets and to establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. The Housing Finance Law also contained amendments to the Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Financial Leasing Law (Law No. 3226), Mass Housing Law (Law No. 2985) and various tax laws.
     On March 28, 2007, the Assembly approved a new law (Law No. 5615) introducing amendments to the Income Tax Code (Law No. 193). Law No. 5615 introduces “Minimum Subsistence Allowance” for wage earners and annuls tax refunds. Tax refunds were used in such a way that when transactions were not subject to Value Added Tax (VAT), then the VAT which could not be deducted during the transaction was refunded to those who perform such transactions. The implementation of the minimum subsistence allowance provisions of this law is expected to begin in 2008. Law No. 5615 was approved by President Sezer and published in the Official Gazette on April 4, 2007 (No. 26483).
     On May 25, 2007, the Council of Ministers determined to reduce value-added tax (VAT) on services in the tourism sector (including hotel accommodation and services in restaurants and cafes) from the current 18% to 8%. The VAT rate on many food items was also reduced to 8%. The Council of Ministers Decree was published in the Official Gazette dated May 30, 2007 (No. 26537). According to this Decree, some of the VAT reductions on food items will become effective this year, and others will become effective in 2008. The reduction in VAT on services in the tourism sector will become effective in 2008.
     On June 3, 2007, the Assembly approved the Insurance Law (Law No. 5684) which is intended to bring the insurance sector in line with international practices and to provide a framework for monitoring the quality of services provided by insurance companies. Law No. 5684 was approved by President Sezer and published in the Official Gazette on June 14, 2007 (No. 26552).
     At the end of December 2005, a bird flu outbreak began in the eastern portion of the Republic and rapidly spread westward, affecting more than one-third of the Republic’s 81 provinces. As of September 20, 2007, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization) (the “WHO”)), including 4 children who died from the disease.
     On February 8, 2007, a new H5N1 case was reported in poultry in a small village in the south eastern region of the Republic and on February 26, 2007, a new H5N1 case in poultry was also reported in the same region. The last human case of the H5N1 strain of the bird flu virus was observed on January 30, 2006.
POLITICAL CONDITIONS
     On April 24, 2007, the ruling Justice and Development Party (AKP) nominated Foreign Minister Abdullah Gül as one of two candidates for the 11th president of Turkey. The first round of the presidential election was held on April 27, 2007. In the first round of voting, Mr. Gül failed to win the necessary two-thirds majority of the Assembly. After the vote, the Republican People’s Party (CHP) appealed to the Constitutional Court to annul the first round of presidential voting since the parliament did not have the necessary quorum of 367 votes. On May 1, 2007, the Constitutional Court annulled the first round of presidential voting by ruling that there were not enough members present at the parliamentary vote for it to be valid. On May 3, 2007, the Assembly approved July 22, 2007 as the date for early general elections. Following the Court’s decision, the first round of the presidential election was repeated on May 6, 2007. However, the necessary quorum was not reached again and the sole candidate, Mr. Gül, withdrew his candidacy.

     On May 10, 2007, the Assembly approved a constitutional amendments package that would allow Turkish citizens to elect the president directly. The amendments package also reduces the presidential term of office from seven years to five years, allows the president to run for a second term, sets general elections for every four years instead of five, and reduces the number of lawmakers needed for a quorum from 367 to 184. On May 25, 2007, President Sezer vetoed the constitutional amendments package and returned the package back to the Parliament for another round of voting. On May 31, 2007, the constitutional amendments package was reapproved by the Assembly and sent to President Sezer. By law, President Sezer could not veto the amendments again. Instead, he was obliged to either approve them or hold a national referendum. On June 5, 2007, the Republican People’s Party (CHP) applied to the Constitutional Court to annul the constitutional amendments package arguing that the first article of the package had been approved by one less than the required two-thirds majority. On June 15, 2007, President Sezer called for a referendum on the constitutional amendments package and, on June 18, 2007, he applied to the Constitutional Court to annul the legislation approving the constitutional amendments. On July 5, 2007, the Constitutional Court rejected appeals by CHP and President Sezer for invalidation of the constitutional amendments package.
     On June 2, 2007, the Assembly, among other things, approved a proposal shortening the length of time needed for a referendum to be held on the reforms from 120 days to 45 days, which would have allowed the referendum to be combined with the general election on July 22, 2007. However, on June 18, 2007, President Sezer vetoed the proposed law and returned the law back to the Parliament for another round of voting making it impossible to schedule the referendum for the same date as the general election. On July 31, 2007, the Supreme Election Board announced that a referendum on the constitutional amendments package approved by the Assembly will be held on October 21, 2007.
     On July 22, 2007, a general election was held in the Republic. Based on the final election results and subsequent moves by Assembly deputies, the following table sets forth the composition of the Assembly by total number of seats as of September 20, 2007:

Political Party	Number of Seats
Justice and Development Party (AKP)	340
Republican People’s Party (CHP)	98
Nationalist Action Party (MHP)	70
Democratic Society Party (DTP)	20
Democratic Socialist Party (DSP)	13
Independents	5
Great Union Party (BBP)	1
Freedom and Solidarity Party (ODP)	1
vacant	2[2]

[2]	The two vacant seats belong to a recently deceased member of the Assembly and President Gül who resigned from his parliamentary duties following his election as the 11th president of the Republic.

     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Köksal Toptan was elected as the new speaker of the Parliament. On August 28, 2007, Abdullah Gül was elected the 11th president of Turkey. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
     On May 22, 2007, a suicide bomber carried out an attack in a crowded shopping centre in Ankara. Ten people were killed and approximately 120 people were injured in the explosion.
KEY ECONOMIC INDICATORS
•	In the second quarter of 2007, GNP grew by an estimated 3.9% compared to the same period of 2006. In the first quarter of 2007, GNP grew by an estimated 6.8% compared to the same period of 2006. In the first quarter of 2006, GNP grew by an estimated 6.4% compared to the same period of 2005, in the second quarter of 2006, GNP grew by an estimated 9.3% compared to the same period of 2005, in the third quarter of 2006, GNP grew by an estimated 4.3% compared to the same period of 2005 and in the fourth quarter of 2006, GNP grew by an estimated 4.6% compared to the same period of 2005. In 2006, GNP totaled TRY575.8 billion, which represents an increase of 6.0% as compared to 2005. GNP grew by an estimated 7.5%, 4.7%, 8.0% and 10.2% in the first, second, third and fourth quarters of 2005, respectively, compared to the corresponding periods in 2004. In 2005, GNP totaled TRY486.4 billion, which represents an increase of 7.6% as compared to 2004. All GNP figures are in real terms.

•	For the month of August 2007, the Consumer Price Index (“CPI”) increased by 0.02% and the Producer Price Index (“PPI”) increased by 0.85%.

•	The Republic’s PPI and CPI for the August 2006 — August 2007 period was 3.72% and 7.39%, respectively. The official CPI year-end target for 2007 is 4%. Annual inflation remains at high levels in 2007 due to the rise in unprocessed food prices and increases in the prices of tobacco products. Moreover, the impact of monetary tightening on inflation has not become discernible and despite moderating, the lagged effects of the exchange rate pass-through still continue. (Pass-through effect is defined as the share of domestic currency depreciation, accumulated over a certain period of time, which translates into inflation). The negative impact of oil prices on annual inflation, the negative course of unprocessed food prices and the lagged impact of exchange rate pass-through are the significant factors that caused inflation to increase in 2006. The annual CPI realization at the end of the year 2006 was 9.65%, breaching the upper limit of the uncertainty band announced as 7%for the year end 2006. The accountability principle (which means that central banks can account for the policies they implement in order to meet the targets they have announced to the public and explain and defend their short-term monetary policy practices to the authorities to whom they are responsible) was put into practice pursuant to the Central Bank Law and the Central Bank wrote open letters to the Government explaining the reasons why inflation exceeded the target, evaluating the measures taken by the Central Bank to bring inflation back to the target, and finally presenting the medium term outlook and the horizon in which inflation converges to the target. The Central Bank expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term.

•	On September 25, 2007, the Central Bank foreign exchange buying rate for U.S. dollars was 1.2278 per U.S. dollar, compared to an exchange buying rate of TRY1.5020 per U.S. dollar on September 25, 2006.

•	On September 11, 2007, the Government offered an interest rate of 18.21% for the 182-day Treasury Bill, compared to an interest rate of 21.81% for the 182-day Treasury Bill on September 11, 2006.

•	The industrial production index rose by 3.5% in July 2007, compared to an increase of 8.7% in July 2006. The industrial production index rose by approximately 3.5% in the first quarter of 2006 compared to the first quarter of 2005, rose by approximately 9.4% in the second quarter of 2006 compared to the second quarter of 2005, rose by approximately 5.8% in the third quarter of 2006 compared to the third quarter of 2005 and rose by approximately 5.8% in the fourth quarter of 2006 compared to the fourth quarter of 2005.

•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2006 figure covers the December 2005 — February 2006 period). The unemployment rate was 11.8% in January 2006, 11.9% in February 2006, 10.9% in March 2006, 9.9% in April 2006, 8.8% in May 2006, 8.8% in June 2006, 8.8% in July 2006, 9.1% in August 2006, 9.1% in September 2006, 9.3% in October 2006, 9.6% in November 2006 and 10.5% in December 2006. The annual unemployment rate was 9.9% for year 2006. The unemployment rate was 11% in January 2007, 11.4% in February 2007, 10.4% in March 2007, 9.8% in April 2007, 8.9% in May 2007 and 8.8% in June 2007. The total unemployment was estimated to be 2,799,000 in January 2006, 2,796,000 in February 2006, 2,611,000 in March 2006, 2,436,000 in April 2006, 2,215,000 in May 2006, 2,245,000 in June 2006, 2,251,000 in July 2006, 2,343,000 in August 2006, 2,316,000 in September 2006, 2,344,000 in October 2006, 2,415,000 in November 2006 and 2,608,000 in December 2006. The annual unemployment was estimated to be 2,446,000 for year 2006. The total unemployment was estimated to be 2,675,000 in January 2007, 2,760,000 in February 2007, 2,562,000 in March 2007, 2,450,000 in April 2007, 2,265,000 in May 2007 and 2,285,000 in June 2007.

•	Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. The wages of public sector workers were increased by 10% for the year 2006 and it was announced that the wages of public sector workers would be increased by 3% for each six-month period in 2007. The salaries of civil servants were increased by 2.5% for each six-month period in 2006. Also, after an announcement on September 25, 2006, there was an additional 2.32% increase in the wages of civil servants (effective from July 1, 2006) as compensation for the difference between the actual inflation rate and the salary increase of 2.5% in the first half of 2006. The minimum wage, which applies to both public and private sector employees, was increased by 8.65% in 2006. On September 25, 2006, it was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. It was also announced that civil servants will be compensated for the difference between the actual inflation rate and the salary increases for 2006 and 2007. On December 26, 2006, it was announced that the minimum wage would be increased by 6% for the first half of 2007 and another 4% for the second half of 2007. On May 16, 2007, it was announced that negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were expected to be completed before general elections while negotiations on wage increases for civil servants would be postponed from August to October or November 2007 due to general elections held on July 22, 2007. On May 30, 2007, it was announced that wage increases for public sector workers would be based on the actual inflation rate instead of a targeted inflation rate of 4%. On June 26, 2007, it was announced that the wages of public sector workers would be increased by 10% for the year 2007 and would be increased by 3% for each six-month period in 2008. Negotiations between public servants’ unions, union confederations and the government regarding wage increases for civil servants are ongoing.

•	On December 13, 2006, the Central Bank announced its monetary policy details for the year 2007. It announced that the inflation target rates, which are ‘point targets’ based on CPI with a band of 2% in either direction, are 4% for the years 2007, 2008 and 2009. The Monetary Policy Committee (“MPC”) will meet during the second or third week of each month and the interest rate decision will be made publicly available on the date of the MPC meeting. The Central Bank will also continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.

•	In its regular meeting, held on September 13, 2007, the MPC decided to cut its short-term interest rates (policy rates) 25 basis points (0.25%) to 17.25% at the Central Bank of the Republic of Turkey “CBRT” Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of September 18, 2007, the CBRT overnight borrowing interest rate was 17.25%, and the CBRT overnight lending interest rate was 22.25%. In its previous meeting, held on August 14, 2007, MPC decided to keep policy interest rates unchanged at 17.50%. Moreover, considering the current levels of liquidity, the Central Bank began to issue liquidity bills in addition to the current tools used in open market operations to enhance the effectiveness of liquidity management when necessary. The first issuance was made on July 20, 2007.
TOURISM
•	From January to July 2007, net tourism revenues (according to the balance of payments presentation) increased by approximately 5.85% to approximately $6.73 billion from approximately $6.36 billion during the same period in 2006.

•	From January to July 2007, the number of foreign visitors visiting the Republic increased by approximately 16.6% to approximately 12,808,264 foreign visitors, as compared to approximately 10,985,880 foreign visitors during the same period in 2006.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and July 2007, the trade deficit increased by approximately 3.20% to approximately $25.5 billion, as compared to approximately $24.71 billion in the same period of 2006. Between January and July 2007, total goods imported (f.o.b.) increased by 16.3% to approximately $84.0 billion, as compared to approximately $72.2 billion during the same period of 2006. The increase in imports was primarily driven by the demand for capital goods (increased by approximately 8.2% over the same period of 2006), intermediate goods (increased by approximately 23.4% over the same period of 2006) and consumption goods (increased by approximately 1.4% over the same period 2006). During the period of January-July 2007, the current account deficit increased by approximately 2.1% over the same period in 2006, from approximately $21.3 billion to approximately $21.8 billion.
     As of August 31, 2007, total gross international reserves were approximately $118.2 billion (compared to $101.2 billion as of December 29, 2006) and commercial bank and participation bank reserves were approximately $43.9 billion (compared to $38.0 billion as of December 29, 2006). As of September 7, 2007, gold reserves were approximately $2.42 billion (compared to $2.37 billion as of December 29, 2006) and Central Bank reserves were approximately $70.0 billion, compared to approximately $60.8 billion as of December 29, 2006.
     As of September 19, 2007, the Central Bank held approximately TRY 569 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to August 2007, the central government budget expenditures were approximately TRY135.8 billion and central government budget revenues were approximately TRY127.4 billion, compared to a consolidated budget expenditure of approximately TRY115.1 billion and a consolidated budget revenue of TRY115.5 billion during the same period in 2006.

•	From January to August 2007, the central government budget deficit was approximately TRY 8.4 billion, compared to a consolidated budget surplus of TRY0.5 billion during the same period in 2006.

•	From January to August 2007, the central government budget primary surplus reached approximately TRY28.6 billion, compared to a consolidated budget primary surplus of TRY34.6 billion during the same period in 2006.

     In 2006, the central government budget expenditures were approximately TRY178.1 billion, the central government budget revenues were approximately TRY173.5 billion, the central government budget deficit was approximately TRY 4.6 billion and the central government budget primary surplus reached approximately TRY41.3 billion.
•	On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes a TRY204.9 billion target for central government budget expenditures, a TRY188.2 billion target for central government budget revenues and a TRY36.2 billion target for central government budget primary surplus in 2007. The Budget Law (Law No. 5565) was approved by the Assembly on December 26, 2006. On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget included 5% targets for the CPI and PPI rates for the end of 2006 and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.

•	On December 28, 2006, the Republic announced its 2007 financing program. According to the 2007 financing program, the Republic expects to repay a total of approximately TRY166.5 billion of debt in 2007, of which approximately TRY140.3 billion constitutes domestic debt and approximately TRY26.2 billion constitutes external debt service. The total borrowing target for the Republic in 2007 is approximately TRY122.0 billion, of which approximately TRY104.2 billion consists of domestic borrowing and approximately TRY17.8 billion consists of external borrowing. Of the TRY17.8 billion of external borrowing expected in 2007, TRY8.2 billion is expected to be raised through bond issuances, TRY6.6 billion from international financial institutions and TRY3.0 billion through project financing. Other sources of funds in 2007 are expected to consist of primary surplus (which is targeted to yield TRY34.3 billion on cash basis), privatization revenues together with transfers from the Savings and Deposit Insurance Fund (“SDIF”) (which is targeted to yield TRY6.8 billion) and collections from guaranteed receivables (which is targeted to yield TRY0.7 billion).
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Tekel, Turkish Airlines, sugar factories, electricity generators/distributors, toll roads and bridges and ports. Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately TRY3,551 million in 2005 (as compared to TRY1.5 billion envisaged in the financing program for 2005) and approximately TRY10,551 million in 2006 (as compared to TRY7.0 billion envisaged in the financing program for 2006).
     Regarding the privatization of Tupras, the Koc Holding bid was approved by the Privatization High Council on November 7, 2005 and the share transfer agreement was signed on January 26, 2006. On February 2, 2006, the Council of State suspended the sale of Tupras to Koc Holding, but on May 8, 2006, it was announced that the Council of State rejected the demand to cancel the sale of Tupras and on September 28, 2006 it was announced that the Council of State also rejected the objection made against its previous decision. The block sale of 51% of Tupras was completed raising $4.14 billion.
     On April 5, 2006, the Privatization Administration announced that the consortium of Goldman Sachs, CA-IB and Is Yatirim was selected as the consultant to the Halkbank privatization. On August 15, 2006, the Privatization High Council’s (“PHC”) decision on the Halkbank privatization was published in the Official Gazette. According to the PHC’s decision, the public shares of Halkbank would be privatized through a “block sale” and the privatization process was envisaged to be finalized by May 25, 2008. However, on December 6, 2006, the Council of State halted the implementation of the PHC decision regarding the Halkbank privatization. On January 10, 2007, a new law (Law No. 5572) regarding the privatization of Halkbank was approved by the Parliament. Law No. 5572 was published in the Official Gazette on January 17, 2007 (No. 26406). According to the decision of the PHC dated February 5, 2007, up to 25% of Halkbank was to be privatized through an initial public offering (“IPO”) in 2007. On April 19,

2007, the decision of the PHC regarding the privatization of Halkbank and amendments to Halkbank’s articles of agreement (including changes to related articles to ensure the privatization of Halkbank through an IPO) were approved at Halkbank’s annual general meeting. Between May 2 and 4, 2007, 24.98% of the shares of Halkbank were sold (including a greenshoe over-allotment option) through an IPO, which raised $1.85 billion. The publicly-held shares of Halkbank began to trade on the Istanbul Stock Exchange on May 10, 2007.
     On August 31, 2006, the Privatization Administration announced the tender for the block sale of 100% of the shares of three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in a different region. The bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies was postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The privatization process of the remaining 17 electricity distribution companies is still continuing.
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.1 billion for 51% of the shares of Petkim. The privatization of Petkim is currently at the contract stage.
     On March 21, 2007, Sama Dubai Istanbul Real Estate, a unit of Dubai Holding, was the winner of the auction for a land plot in Levent owned by the Istanbul Transportation Authority (IETT) with the highest bid of $705.5 million. However, several legal actions (appeals to cancel the sale of the real estate) have been initiated in connection with this tender by non-governmental organizations. Sama Dubai Istanbul Real Estate did not pay the tender consideration citing legal actions as the reason. On July 13, 2007, the Istanbul Metropolitan Municipality announced that a legal investigation has been initiated against Sama Dubai Istanbul Real Estate because the tender consideration was not paid on the due date. In September, it was announced that the court rejected appeals to cancel the sale of the real estate.
     On April 19, 2007, the PHC’s decision on the privatization of certain highways and bridges was published in the Official Gazette. According to the PHC’s decision, highways and bridges will be privatized through “the transfer of operational rights” and the privatization process is envisaged to be finalized by December 31, 2008.
     Regarding the privatization of motor vehicles inspection stations, on August 15, 2007, a concession agreement was signed between the Privatization Administration, the Ministry of Transport and AKFEN-Dogus-Tuvsud OGG. The consideration for the agreement was paid in cash. The sale of motor vehicles inspection stations Region I and Region II raised $300.25 million and $313.25 million, respectively.
     Other significant privatizations completed in 2007 include the asset sale of Deveci Iron mine ($21.5 million), the transfer of operational rights of the Mersin Port ($755 million) and the sale of a land plot in Levent owned by the General Directorate of Highways in Istanbul ($800 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Izmir Port ($1.3 billion) and the transfer of operational rights of the Derince Port owned by the Turkish State Railways (TCDD) ($195.25 million). On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572).
     Other privatizations for which tenders were annulled include Iskenderun Port, an area for social facilities owned by Petkim and NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.S.

     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of September 19, 2007, the Savings and Deposit Insurance Fund (“SDIF”), had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. On September 28, 2006, it was announced that the SDIF had reached an agreement with Yasar Group (former owner of the Yasarbank) on the early repayment of its outstanding debt to the SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to the SDIF on September 28, 2006. On March 6, 2007, it was announced that a protocol was signed between the SDIF, Joint Fund Bank (former Bayindirbank taken over by the SDIF) and Suzer Group regarding the repayment of Suzer Group’s outstanding debt to the SDIF and Joint Fund Bank. On March 29, 2007, it was announced that Suzer Group completed its repayment of debt to the SDIF. On August 29, 2007, it was announced that the SDIF signed a protocol with Park Group. With this protocol, the SDIF expects to collect its claims from Dinc Bilgin Group more rapidly and at a higher value. As of September 19, 2007, the SDIF had already signed protocols with 14 former owners of failed banks (including Yasar Group) regarding the settlement of their debts to the SDIF. On May 15, 2007, it was announced that Cingilli Group made early repayment of its debt to the SDIF, thus satisfying its outstanding debt to the SDIF. On May 25, 2007, Bayraktar Group paid $25 million to the SDIF for the Egebank taken over by the SDIF. In addition, the parties (Bayraktar Group and SDIF) withdrew their respective lawsuits settling all disputes between themselves. On June 6, 2007, it was announced that the SDIF had taken over Bayindir Group’s active companies due to the Group’s failure to meet its obligations to the SDIF within the framework of a debt liquidation by the Bayindir Group. On August 29, 2007, it was announced that the SDIF had taken over Demirel Group’s nine companies to collect its losses.
     Since December 2004, when the Republic received a date for the commencement of accession talks with the EU, foreign investor interest in the Turkish banking sector has strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired a 93.3% stake in Disbank), BNP Paribas (bought a 50% stake in TEB Mali Yatirimlar A.S.), Dexia (bought a 74.99% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of the shares of Garanti Bankasi), National Bank of Greece (bought 46% of the shares of Finansbank), Citibank (bought a 20% stake in Akbank), Alpha Bank (agreed to buy 50% of Anadolu Group’s shares in Alternatif Bank), Bank TuranAlem Group (agreed to buy 33.98% of the shares of Sekerbank) and Merrill Lynch European Asset Holdings Inc. (acquired 100% of the shares of Tat Yatirim Bankasi A.S.), Arab Bank PLC (bought a 50% stake in MNG Bank) and BankMed Sal (bought a 41% stake in MNG Bank), Eurobank EFG Holding (Luxemburg) S.A. (bought a 70% stake in Tekfenbank).
     Moreover, on June 19, 2007, it was announced that ING had reached an agreement with OYAK to acquire Oyak Bank for $2.67 billion in cash. The deal is expected to close in the second half of 2007.
     On July 18, 2007, it was announced that Saudi National Commercial Bank (NCB) had reached an agreement with Boydak Group and Ülker Group to acquire 60% of Türkiye Finans for $1.08 billion. The transaction is expected to be completed by the end of 2007.
     On July 31, 2007, it was announced that National Bank of Kuwait (NBK) had signed an agreement with Turkish Bank to acquire 40% of Turkish Bank for $160 million.
DEBT

     The Central Government total domestic debt stock was approximately TRY256.1 billion as of July 2007, compared to TRY251.5 billion as of December 2006.
     In August 2007, the average maturity of Turkish internal public debt was 36.0 months, compared to 27.3 months in August 2006. The average annual interest rate on internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 18.9% as of August 2007, compared to 16.4% as of August 2006.
     The total gross outstanding external debt of the Republic was approximately $213 billion at the end of the first quarter of 2007. The total gross outstanding external debt of The Republic was approximately $184 billion at the end of the first quarter of 2006, approximately $191.4 billion at the end of the second quarter of 2006, approximately $196.4 billion at the end of the third quarter of 2006 and approximately $206.5 billion at the end of the fourth quarter of 2006.
     Since December 31, 2005, the Republic has issued the following external debt:
•	$1.5 billion of global notes on January 17, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	EUR750 million of Eurobonds on March 1, 2006, which mature on March 1, 2016 and have a 5.0% interest rate.

•	$500 million of global notes on July 19, 2006, which mature on January 15, 2014 and have a 9.50% interest rate.

•	$1.5 billion of global notes on September 26, 2006, which mature on September 26, 2016 and have a 7.00% interest rate.

•	EUR500 million of Eurobonds on October 19, 2006, which mature on February 16, 2017, and have a 5.5% interest rate.

•	$1.25 billion of global notes on November 1, 2006, which mature on February 5, 2025 and have a 7.375% interest rate.

•	$750 million of global notes on November 14, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	$500 million of global notes on January 17, 2007, which mature on March 17, 2036 and have a 6.875% interest rate.

•	$500 million of global notes on January 17, 2007, which mature on September 26, 2016 and have a 7.00% interest rate.

•	EUR1.25 billion of Eurobonds on February 2, 2007, which mature on April 2, 2019, and have a 5.875% interest rate.

•	$750 million of global notes on February 23, 2007, which mature on June 5, 2020, and have a 7.00% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of the Republic as of December 31, 2006 was $42.3 billion, $32.1 billion and $24.5 billion for 2007, 2008 and 2009, respectively.
     On September 14, 2006, the Republic announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, the Republic announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, the Republic issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Notes Offering. In addition, the Republic paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     Furthermore, the relations between other countries in the Middle East and outside powers are often subject to tensions that could result in economic and/or diplomatic sanctions being imposed on one or more of the Republic’s neighbors. It is also possible that such tensions could lead to military action. Any such sanctions or military action could have a negative impact on the Republic’s economy and political stability.
     On December 17, 2004, the European Council announced that the Republic had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation were implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with the Republic, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on the Republic’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal ‘screening’ process of examining the acquis, the detailed laws and rules that must be adopted by countries seeking accession on the basis of the EU’s founding treaties, to assess the state of preparations by the Republic for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 parts or “chapters”, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005 and the screening process of 33 chapters were finalized on October 13, 2006. In addition, the process of exchanging negotiation documentation has begun on the “Education and Culture”, “Statistics” and “Enterprise and Industrial Policy” chapters. Negotiations on the “Science and Research” chapter (Chapter 25) were opened, and closed provisionally on June 12, 2006. The negotiations on Chapter 25 were opened and closed “provisionally” because the final closing will take place after the end of the negotiations of all chapters. In other words, the Republic has fulfilled the alignment to the EU acquis under Chapter 25, however if any new acquis is adopted by the time the Republic finishes its negotiations on the other chapters, the Republic will need to adopt that new legislation as well. On March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless Turkey meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening Turkey’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted and the Position of the EU regarding the “Education and Culture” chapter is being awaited. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. With these chapters, the Republic has four chapters opened for negotiation since the official opening of membership talks in October 2005. Furthermore, EU officials requested from Turkey a position paper on “Consumer and Health Protection” (Chapter 28) Recently, Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted by the Republic and the Position of the EU regarding this chapter is being awaited.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending Turkey’s Customs Union to ten new member states (“Member States”) of the EU. The signing of this protocol was one of the preconditions for the commencement of accession negotiations. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its Member States acknowledged Turkey’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that Turkey had made the unilateral declaration regarding Cyprus. The Commission is continuing to encourage Turkey to remove the various restrictions on its relations with the Republic of Cyprus, particularly those linked to the full implementation of the EU — Turkey customs union.
     On November 8, 2006, the European Commission released a Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria and make progress in reforms, the pace of reforms slowed down during 2006 and significant further efforts are needed. The Progress Report calls for greater efforts to strengthen certain areas, including amendments to the Penal Code to adequately protect certain fundamental rights, such as freedom of expression and religion and economic and social rights, by bringing them in line with European Union standards, and to assert civilian democratic control over the military. In particular, Article 301 of the Turkish Penal Code, limiting in certain cases freedom of expression, must be repealed or amended according to the Progress Report. The Progress Report states that there is also a need for the Republic to address the social problems in southeast Turkey and to ensure full rights and freedoms for the Kurdish population. On the Cyprus issue, although Turkey has expressed continued support for UN efforts to find a solution to the conflict, the Progress Report states that the EU expects that The Republic will move towards the full implementation of the Additional Protocol adopting the Ankara Agreement to the accession of the 10 new EU Member States admitted to the EU in ( ) and take concrete steps to normalize bilateral relations with all EU Member states, including the Greek Cypriot Administration; for example, the Progress Report states that the EU expects that the Republic will move toward the full implementation and removal of all obstacles to the free movement of goods in and out of Turkish ports as required by the Ankara Agreement. The Progress Report stated that failure to implement these obligations in full by December 6, 2006 would affect overall progress in the accession negotiations, and the European Commission would make recommendations ahead of the December 2006 European Council if the obligations are not met.
     With regards to The Republic’s economy, the Progress Report concludes that the Republic continues to be regarded as a functioning market economy, as long as it firmly maintains its recent stabilization and reform achievements. With respect to The Republic’s ability to adopt and implement the EU legal order, the Progress Report notes that although The Republic has improved its ability to take on the obligations of membership, the overall alignment of Turkish legislation to the EU legal order remains limited in certain areas including, particularly, services, capital movement, company law, agriculture, and environment. The EU has provided significant financial assistance to support The Republic. In 2006, €500 million of pre-accession assistance was available for Turkey for use only to strengthen the administrative capacity of the Republic and enhance the ability of the Republic to adopt the acquis of the EU. In 2007, approximately €500 million of pre-accession assistance is available for Turkey. On November 29, 2006, the European

Commission announced its recommendation on The Republic’s accession negotiations. The Commission recommended that the Intergovernmental Conference on Accession with Turkey should not open negotiations on chapters covering policy areas relevant to The Republic’s restrictions on the Greek Cypriot Administration and no chapter be provisionally closed until the Commission confirms that the Republic has fulfilled its commitments related to the Additional Protocol. These chapters are: Chapter 1 — Free movement of goods, Chapter 3 — Right of establishment and freedom to provide services, Chapter 9 — Financial services, Chapter 11 — Agriculture and rural development, Chapter 13 — Fisheries, Chapter 14 — Transport policy, Chapter 29 — Customs union, and Chapter 30 — External relations. On December 11, 2006, it was announced that the EU General Affairs and External Relations Council (“GAERC”) welcomed the Commission’s recommendations and findings in the November 8, 2006 Progress Report and the November 29, 2006 announcement. The GAERC also invited the Commission to report on the progress made on the issues covered by the declaration of September 21, 2005 in its forthcoming annual reports in 2007, 2008 and 2009. On December 15, 2006, the European Council endorsed the conclusions on The Republic adopted by the GAERC on December 11, 2006 and decided to suspend negotiations on the eight chapters referred to above. The EU decided not to close the other 27 chapters until The Republic fulfills its commitments under the Additional Protocol to the EU-Turkey Association Agreement, which extended the EU-Turkey customs union to the ten member states admitted to the EU , including the Greek Cypriot Administration that joined the EU in May 2004. The Additional Protocol requires, among other things, that the Republic open its ports and airports to traffic from the Greek Cypriot Administration.
     On January 22, 2007, the GAERC announced its conclusions on the implementation of the April 2004 Council conclusions on ending the isolation of the Turkish Republic of Northern Cyprus (“TRNC”) and facilitating the unification of Cyprus by encouraging the economic development of the TRNC. The GAERC concluded that the work aiming at the adoption of the Commission proposal for a Council Regulation on special conditions for trade with the TRNC must resume without delay.
     On April 17, 2007, the Government announced “Turkey’s Programme for Alignment with the EU Acquis 2007-2013”. This document is a comprehensive roadmap and aims to be in alignment with the acquis. It is structured on the basis of 33 negotiation chapters and lists 200 primary and 600 secondary legal arrangements to be made during the 2007-2013 period. It also includes a timetable on when the measures will be taken. The EU announced that it welcomed Turkey’s reform action plan aimed at bringing the Republic in line with the procedures needed to join the EU.